                                                                                    FILING PURSUANT TO RULE 425 OF THE
                                                                                    SECURITIES ACT OF 1933, AS AMENDED

                                                                                    FILER: NORTHROP GRUMMAN CORPORATION

                                                                                    SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                                                    FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                                                   (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

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April 29, 2002

Dear TRW Shareholder:

In a few days, TRW, as required by Ohio law, will convene a special meeting so its shareholders can vote on whether to permit Northrop Grumman’s exchange offer to go forward. Without shareholder approval, our offer to exchange cannot legally proceed.

As we have said, our preference is to negotiate a transaction with your board. We are prepared to pay full and fair value for TRW. We are eager to conduct due diligence in order to get to that value, and we fully expect to sign a reasonable confidentiality agreement as a condition of due diligence.

Judging from last week’s annual meeting, TRW shareholders favor affording us the opportunity to explore TRW’s value. At that meeting, shareholders sent a strong message to TRW’s board in support of allowing Northrop Grumman to begin due diligence.

We hope TRW will soon provide us with a confidentiality agreement we can sign. In the meantime, we urge you to vote FOR the control share acquisition proposal at the special meeting. You should know that independent proxy advisor ISS advised its clients to support the proposal, saying, “. . . ISS is not viewing the control share acquisition proposal as a referendum on the $47 offer, the $53 offer or any price, but rather as a vehicle for continuing the process to maximize shareholder value. ISS encourages TRW’s board to open negotiations with NOC and permit them to do due diligence on the company.”

A BLUE proxy card is enclosed. Please carefully review and complete the certificate of eligibility on the reverse side of the proxy card to ensure your vote is counted at the special meeting. The special meeting is on May 3, so please act today.

If you have any questions or require assistance in voting your shares, call D.F. King & Co., Inc. toll-free on 1-800-755-7250.

Sincerely,

Kent Kresa
Chairman and Chief Executive Officer

TRW VOTING ALERT

ATTN: INSTITUTIONAL HOLDERS

IMPORTANT

TRW has adopted extraordinary procedures at the Special Meeting which require TRW shareholders to complete the form of certification on the back of each proxy card—in addition to the proxy card itself—in order for their votes to be counted fully in the vote on the Control Share Acquisition proposal.

Be sure to complete the certification on the back of your proxy card!

Failure to complete the certification of eligibility will exclude you from voting “non-interested” shares.

Don’t allow your vote to be disregarded!

D.F. King & Co., Inc.
77 Water Street
New York, NY 10005
1-800-755-7250

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002. Northrop Grumman’s proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission’s website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman’s offer to exchange, at
1-800-755-7250.